UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

14th floor - 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

SUBMITTED HEREWITH

Exhibits	Description

99.1
News Release dated September 9, 2021- Northern Dynasty: Preliminary Economic Assessment for Alaska’s Pebble Project presents robust projected financial results and globally significant potential metal production with excellent optionality

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

Date: September 9, 2021	By:	/s/ Trevor Thomas
Name Trevor Thomas
Title Secretary and General Counsel